UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(Name of Registrant)

Level 9 Podium, 530 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 13, 2012, Australia Acquisition Corp., a Cayman Islands company (the “Company”), announced the results of the Company’s special meeting of shareholders held on August 13, 2012.  The special meeting was held for the purpose of voting on an amendment to the Company’s Articles of Association (the “Charter Amendment”) to: (i) extend the date by which the Company must either consummate a business combination or commence proceedings to dissolve and liquidate from August 15, 2012 to November 15, 2012; and (ii) provide shareholders that did not cast a vote on, by abstention or otherwise, or voted against the Charter Amendment with an opportunity to redeem any ordinary shares of the Company held by them.  The Charter Amendment was approved by shareholders.

On August 13, 2012, the Company also announced it will extend the expiration date of its previously announced tender offer (the “Tender Offer”) to 5:00 p.m., New York City time, on September 13, 2012, unless further extended, withdrawn or terminated.  The Tender Offer was originally scheduled to expire at midnight, on Monday, August 13, 2012.

Press Release

On August 13, 2012, the Company issued a press release announcing the results of the voting at the special meeting and the extension of the expiration date of the Tender Offer. A copy of the press release is being provided as Exhibit 99.1 to this Report.

A copy of the Charter Amendment is being provided as Exhibit 3.1 to this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 14, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
3.1	Amendment to the Company’s Articles of Association
99.1	Press release dated August 13, 2012.